UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

COLE CREDIT PROPERTY TRUST, INC.

(Name of Subject Company (Issuer))

DESERT ACQUISITION, INC.

(Offeror)

A Wholly Owned Subsidiary of

AMERICAN REALTY CAPITAL PROPERTIES, INC.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

193269 107

(CUSIP Number of Class of Securities)

Richard A. Silfen

Executive Vice President and General Counsel

American Realty Capital Properties, Inc.

405 Park Avenue, 12th Floor

New York, New York 10022

(212) 415-6500

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

Copies to:

Peter M. Fass, Esq.

Steven L. Lichtenfeld, Esq.

Proskauer Rose LLP

Eleven Times Square

New York, New York 10036

(212) 969-3000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A*	N/A*

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	n/a	Filing Party:	n/a
Form of Registration No.:	n/a	Date Filed:	n/a
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☒	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Questions and Answers about Tender Offer to be Made to Stockholders of Cole Credit Property Trust, Inc. (“CCPT”)

Pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) among American Realty Capital Properties, Inc. (“ARCP”), Desert Acquisition, Inc. (“Merger Sub”), a wholly owned subsidiary of ARCP, and CCPT, which contemplates the merger of CCPT with and into Merger Sub (the “Merger”), Merger Sub will commence a cash tender offer (the “Offer”) to purchase all of the outstanding shares of CCPT’s common stock, at a price of $7.25 per share. A Current Report on Form 8-K was filed by CCPT on March 20, 2014 describing the Merger Agreement. Once the Offer is commenced, Merger Sub will file with the SEC a Tender Offer Statement on Schedule TO (the “Tender Offer Statement”) and CCPT will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Solicitation/Recommendation Statement”) related to the Offer.

Below are some questions that CCPT stockholders may have regarding the Merger and Offer, which have been provided in advance of the commencement of the Offer and filing of the related tender offer documents. More detailed information about the Offer and related items will be available once the Tender Offer Statement is filed.

Why is the Offer being conducted?
ARCP, through Merger Sub, is conducting the Offer in an effort to acquire at least a majority of the outstanding shares of CCPT. The respective Boards of Directors of both ARCP and CCPT determined that a tender offer, coupled with a “Top-Up Option,” pursuant to which Merger Sub would have the right to purchase from CCPT that number of additional shares of CCPT common stock sufficient to own at least 90% of the outstanding shares of CCPT, and thereafter consummate the Merger in accordance with the short-form merger provisions under Maryland law, was a quick and efficient process by which CCPT stockholders could achieve liquidity for their shares.

What is the tender offer price?
The tender offer price will be $7.25 per share in cash, without interest, subject to applicable tax withholding.

What is my total return when the tender offer price is combined with my distributions paid to date?

If you have received all of the distributions since CCPT first began paying distributions, you have received a return of approximately $5.42 per share through March 20, 2014. When combined with the $7.25 per share tender offer price, your total return would be $12.67 per share, or a 26.7% premium to your $10.00 per share purchase price.

What impact, if any, will the Merger and Offer have on CCPT distributions?

You will be eligible to receive CCPT’s previously declared annualized distributions of $0.50 per share, payable monthly at a rate of $0.0416667 per share, as well as any additional ordinary course distributions declared by CCPT’s board of directors and payable prior to the closing of the Offer. Should declared and unpaid distributions be due to you at the time of the closing of the Offer, you will be eligible to receive such unpaid distributions.

What is the current estimated per share value of CCPT common stock?
As previously reported by CCPT, the most recent estimated per share value for CCPT, as of December 31, 2013, was $6.55. This estimated per share value reflected the potential impact of transaction costs incurred in connection with the liquidation of CCPT’s portfolio on the net proceeds to be received by CCPT stockholders in such a transaction. Such transaction costs were not factored into previous determinations of CCPT’s estimated per share value by CCPT’s Board of Directors.

When can I tender my shares?
The Offer has not yet commenced. Pursuant to the Merger Agreement, unless otherwise agreed by the parties, the Offer must be commenced no later than March 31, 2014. At the time the Offer is commenced, you will be asked to tender your shares for the above per share tender offer price.

How do I tender my shares?
Instructions will arrive in the mail. You will be asked to complete and return the appropriate tender materials in accordance with these instructions.

What happens if I do not tender my shares?
In the event of a successful tender offer where Merger Sub purchases more than a majority of the outstanding shares of CCPT, the parties will complete the Merger, subject to certain closing conditions, as described above in “Why is the Offer being conducted?” In connection with the closing of the Merger, each stockholder that did not tender his or her shares will receive the same cash consideration of $7.25 per share that was paid in the Offer, on the same terms as those stockholders that opted to tender their shares.

When does the Offer expire?
The Offer will expire at midnight (New York City time) on the date that is 20 business days following the commencement of the Offer, unless otherwise extended by the parties. Should the Offer be extended beyond the initial 20 business day period, a public announcement will be made by the parties.

What are the conditions to the Offer?

The principal condition to Merger Sub’s obligation to purchase the shares tendered in the Offer is that at least a majority of CCPT’s shares are tendered and not withdrawn. There are also a number of other conditions to Merger Sub’s obligation to purchase shares tendered in the offer, including the receipt of certain third party consents, that there is no material adverse effect on CCPT’s business or operations, and certain other customary conditions.

What if I have any additional questions?
Additional information regarding the Offer will be addressed in the tender offer documents, which will be available on the SEC’s website at www.sec.gov and mailed to CCPT stockholders when the offer is commenced.

Additional Information

The Offer described herein has not yet commenced.  The description contained herein is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of CCPT.  At the time the tender offer is commenced, Merger Sub will file a Tender Offer Statement and CCPT will file a Solicitation/Recommendation Statement with respect to the Offer with the SEC.  CCPT’s stockholders are strongly advised to read carefully the Tender Offer Statement (including the offer to purchase, the letter of transmittal and the related tender offer documents) and the related Solicitation/Recommendation Statement when they become available, as they will contain important information, including the various terms of, and conditions to, the Offer.  Such materials, when prepared and ready for release, will be made available at no charge to CCPT’s stockholders.  In addition, when prepared and ready for release, such materials will be available on the SEC’s website at www.sec.gov.